Exhibit 99.64

VOX RECEIVES LEGACY US$1M PAYMENT

AND ACQUIRES LATIN AMERICAN ROYALTY PORTFOLIO

TORONTO, CANADA – July 23, 2021 – Vox Royalty Corp. (TSXV: VOX) (“Vox” or the “Company”), a high growth precious metals focused royalty company, is pleased to announce that it has executed binding agreements with Titan Minerals Limited (“Titan”) (ASX: TTM) to acquire four Peruvian gold, silver, and copper royalties (the “Royalty Portfolio”) for total cash consideration of US$1,000,000. In addition, Titan will pay Vox US$1,000,000 in cash pursuant to the terms of an agreement between Vox’s subsidiary, SilverStream SEZC, and a subsidiary of Titan, Mantle Mining Peru S.A.C. (together with the acquisition of the Royalty Portfolio, the “Transaction”). The amount paid by Titan to the Company was previously recorded as a non-current accounts receivable balance.

The Royalty Portfolio comprises a 3% gross revenue royalty over each of the Cart Project, the Colossus Project, the Jaw Project, and the Phoebe Project (together, the “Projects”). Each of the Projects is operated by Titan.

Spencer Cole, Chief Investment Officer stated: “We are pleased to close out this legacy receivable from Titan and to add four highly prospective Peruvian exploration royalties to our portfolio. The royalty tenure is located in geological ‘elephant country’ proximate to numerous world class orebodies. Titan is targeting large-scale porphyry, skarn and volcanogenic massive sulphide style deposits which if successful could create substantial returns for Vox shareholders over the long term.”

Transaction Highlights

•	Provides exposure to four exploration royalties in Peru which hold potential for the discovery of large-scale precious and base-metal deposits; with historical field work confirming geological alteration systems indicative of such deposit styles.

•	Field work at the Phoebe Project has identified outcropping mineralisation which could be indicative of a copper-molybdenum porphyry system; a geological deposit style which accounts for a large percentage of global copper and molybdenum supplies.
•	Titan has significant experience operating in South America and is well positioned to unlock the potential of these exploration projects.

Asset Overview(1)

The Phoebe Project is located 500km east of Lima. The tenure is underlain by intercalated limestone, siltstone and sandstone units which have been intruded by a dioritic-monzogranitic batholith. Field verification has confirmed the presence of outcropping mineralisation which is strongly indicative of being in the low temperature halo of a copper-molybdenum porphyry system (which accounts for a large proportion of global copper and molybdenum supplies). The next phase of exploration will include geological mapping, soil sampling and helicopter geophysical surveys (which subject to further review could include electromagnetics, magnetics and radiometrics).

The Cart Project is located 200km east of Lima. The area is underlain by Mesozoic and Miocene age andesites which are highly prospective for high-sulphidation epithermal gold deposits. Aster and Landsat studies have identified multiple zones of argillic and propylitic alteration which have been validated by field reconnaissance. Titan will focus on identifying zones of structural or lithological complexity through a combination of stream sediment sampling and airborne magnetic surveys.

The Colossus Project is located 560km northeast of Lima. Geologically, the tenure is underlain by the Pucara Group marine sediments which hosts the San Vicente and Yauli Group (Zn, Pb, Ag) Mines which are operated by Compañía Minera San Ignacio de Morococha S.A.A. and Volcan Compañía Minera, respectively. The target area is prospective for both Volcanogenic Massive Sulfide and Mississippi Valley Type base and precious metal deposits. Planned field work will focus on geological mapping and trenching.

The Jaw Project is located 800km southeast of Lima. The project area is underlain by Pliocene to Miocene age volcanic rocks which based on Aster and LandSat studies and a review of historical workings, holds potential for gold-bearing skarn deposits. Titan will through a programme of field mapping and soil sampling look to generate and prioritise targets for follow-up.

Transaction Closing

Closing of the Transaction is expected to occur in Q3 2021. Closing of the Transaction will occur following satisfaction of customary conditions. Vox will use current cash on hand to fund the payment of the aggregate purchase price for the Royalty Portfolio.

Qualified Person

Timothy J. Strong, MIMMM, of Kangari Consulting Limited and a “Qualified Person” under National Instrument 43-101 – Standards of Disclosure for Mineral Projects, has reviewed and approved the scientific and technical disclosure contained in this press release.

About Vox

Vox is a growth precious metals royalty and streaming company with a portfolio of over 50 royalties and streams spanning nine jurisdictions. The Company was established in 2014 and has since built unique intellectual property, a technically focused transactional team and a global sourcing network which has allowed Vox to become the fastest growing company in the royalty sector. Since the beginning of 2019, Vox has announced over 20 separate transactions to acquire over 45 royalties.

Further information on Vox can be found at www.voxroyalty.com.

For further information contact:

Kyle Floyd	Spencer Cole
Chief Executive Officer	Chief Investment Officer
info@voxroyalty.com	spencer@voxroyalty.com

Cautionary Note Regarding Forward Looking Information

This news release contains certain forward-looking statements. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate” “plans”, “estimates” or “intends” or stating that certain actions, events or results “ may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements”. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to materially differ from those reflected in the forward-looking statements.

The forward-looking statements and information in this press release include, but are not limited to, statements regarding expectations for the acquired royalties and the underlying projects, including the financing of such projects by third parties, project development timing and success, and the ability of Vox to complete the Transaction. Such statements and information reflect the current view of Vox. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause Vox’s actual results, performance or achievements or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. In addition, statements relating to reserves and resources are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates and assumptions are accurate and that such reserves and resources and any payments stemming therefrom will be realized.

Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Vox to control or predict, that may cause Vox’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: the requirement for regulatory approvals and third party consents, the impact of general business and economic conditions, the absence of control over the mining operations from which Vox will receive royalties, including risks related to international operations, government relations and environmental regulation, the inherent risks involved in the exploration and development of mineral properties; the uncertainties involved in interpreting exploration data; the potential for delays in exploration or development activities; the geology, grade and continuity of mineral deposits; the impact of the COVID-19 pandemic; the possibility that future exploration, development or mining results will not be consistent with Vox’s expectations; accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties or interruptions in operations; fluctuating metal prices; unanticipated costs and expenses; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; currency fluctuations; regulatory restrictions, including environmental regulatory restrictions; liability, competition, loss of key employees and other related risks and uncertainties. Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or statement prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Vox cautions that the foregoing list of material factors is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.

Vox has assumed that the material factors referred to in the previous paragraph will not cause such forward looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. The forward-looking information contained in this press release represents the expectations of Vox as of the date of this press release and, accordingly, is subject to change after such date. Readers should not place undue importance on forward looking information and should not rely upon this information as of any other date. While Vox may elect to, it does not undertake to update this information at any particular time except as required in accordance with applicable laws.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Technical and Third-Party Information

Except where otherwise stated, the disclosure in this press release is based on information publicly disclosed by project operators based on the information/data available in the public domain as at the date hereof and none of this information has been independently verified by Vox. Specifically, as a royalty investor, Vox has limited, if any, access to the royalty operations. Although Vox does not have any knowledge that such information may not be accurate, there can be no assurance that such information from the project operators is complete or accurate. Some information publicly reported by the project operators may relate to a larger property than the area covered by Vox’s royalty interests. Vox’s royalty interests often cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, mineral resources and production of a property.

Technical References & Notes:

(1)	Information provided in the Asset Overview sections was compiled from reports provided by Titan Minerals Limited to Vox.